SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to__________

HARDINGE INC. SAVINGS PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

HARDINGE INC. SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

Hardinge Inc. Savings Plan

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

0204-0294530

Hardinge Inc. Savings Plan

Financial Statements and Schedule

Years ended December 31, 2001 and 2000

Contents

0204-0294530

Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, New York 14202

Phone: (716) 843-5000
www.ey.com

Report of Independent Auditors

Advisory Committee of
The Hardinge Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

April 29, 2002

Hardinge Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Investments:		
Hardinge Inc. common stock	**$ 5,857,490**	$ 8,832,970
Common stock and fixed income investments	**24,481,049**	26,360,802
Loans receivable from participants	**907,403**	791,765
Total investments	**31,245,942**	35,985,537
Receivables:		
Employee contribution	**14,344**	24,049
Employer contribution	**2,374**	3,822
Interest and dividends	**2,052**	6,653
Total receivables	**18,770**	34,524
Cash and equivalents:		
Cash management fund	**843,854**	1,031,177
Net assets available for benefits	**$ 32,108,566**	$ 37,051,238

See accompanying notes.

Hardinge Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31 2001	2000
Additions		
Employer contributions	$ **291,790**	$ 342,590
Employee contributions	**2,031,098**	2,276,731
Rollover contributions	**7,576**	2,725
Interest	**40,308**	69,522
Loan interest	**73,024**	63,277
Other	**2,343**	-
Dividends:		
Hardinge Inc. common stock	**315,144**	324,277
Other common stock	**197,832**	1,033,713
	2,959,115	4,112,835
Deductions		
Vested shares paid and cash withdrawals	**2,580,354**	3,868,733
Other	**8,497**	8,451
	370,264	235,651
Net realized and unrealized depreciation in fair value of investments	**(5,312,936)**	(1,251,443)
Net decrease	**(4,942,672)**	(1,015,792)
Net assets available for benefits at beginning of year	**37,051,238**	38,067,030
Net assets available for benefits at end of year	$ **32,108,566**	$ 37,051,238

See accompanying notes.

Hardinge Inc. Savings Plan

Notes to Financial Statements

December 31, 2001 and 2000

1. Significant Accounting Policies

Valuation of Investments

Investments in all funds are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. (Company) is stated at the last reported sales price on the last business day of the plan year at December 31, 2001 and 2000. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

Effective January 1, 1986 the Hardinge Inc. Profit Sharing Plan was restated to incorporate employee stock ownership and deferred employee savings provisions. The Hardinge Inc. Profit Sharing Plan is frozen and all participants in the profit sharing plan are 100% vested in their account balances.

The Plan is a defined contribution plan covering all eligible domestic employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees hired on or before December 31, 1986 became participants as of January 1, 1986. Other employees become participants as of the January 1 or July 1 following completion of one year of service which includes at least 1,000 or more hours of service.

2. Description of the Plan (continued)

Notwithstanding the previous, for the purpose of deferring a percentage of pre-tax salary for contribution to the 401(k) savings plan, employees are eligible after one month of service. Employees are entitled to receive retirement benefits at normal retirement age (65) or at early retirement age (55 with 15 years of service) in a lump sum, or in monthly, quarterly, semiannual, or annual installments of the total amount credited to their account. In addition, beginning in 1997, any participant who has attained age 59-1/2 may request a distribution of all or part of his account balance which is attributable to Company contributions made for Plan years commencing prior to January 1, 1986. Additionally, pursuant to a Plan amendment effective May 1, 2000, each participant may elect to transfer one hundred percent of their account attributable to Company contributions made for Plan years commencing prior to January 1, 1986 to the investment options available under the Plan, valued at the date of the transfer. The contributions made for plan years commencing prior to January 1, 1996 continued as the Hardinge Inc. Employee Stock Ownership and Savings Plan. The Plan name was changed to the Hardinge Inc. Savings Plan during 1996.

Upon the death of a participant, whether before or after his severance date, the balance in his account shall be paid to his beneficiary in a lump sum or in monthly, quarterly, semiannual, or annual installments. Employees who become totally and permanently disabled shall be deemed to have terminated employment at normal retirement dates and be eligible for benefits determined as if they had retired. Participants with five or more years of service can withdraw, in a lump sum, not less than 15% and not more than 25% of their account in the Discretionary Fund. Subsequent withdrawals cannot be made except at five-year intervals. Beginning in 1998, this fund is referred to as the Hardinge Profit Sharing Fund.

Individual participants who have reached age 55 and have become fully vested may elect to have their accounts segregated (segregated benefits) from the Hardinge Profit Sharing Fund and placed in the same selection of investment choices available to active Savings Plan participants. At the beginning of October 1998, all participants in the Hardinge Profit Sharing Fund, regardless of age, were given a one-time opportunity to self-direct their Profit Sharing Fund in the same investment choices available to the Savings Plan participants. The Hardinge Profit Sharing Fund holds and directs investments for any participants who chose not to self-direct.

2. Description of the Plan (continued)

The net assets available for segregated benefits at December 31 are as follows:

	2001 Total Segregated Benefits	2000 Total Segregated Benefits
Investments:		
Hardinge Inc. common stock	**$ 49,593**	$ 76,024
Common stock and fixed income investments	**188,856**	353,598
Total investments	**238,449**	429,622
Interest and dividends receivable	**2,052**	6,653
Cash and equivalents:		
Cash management fund	**843,854**	1,031,177
Net assets available for benefits	**$ 1,084,355**	$ 1,467,452

The changes in the segregated benefits net assets for the year ended December 31 are as follows:

	2001 Total Segregated Benefits	2000 Total Segregated Benefits
Additions		
Interest	**$ 40,308**	$ 69,522
Dividends:		
Hardinge Inc. common stock	**2,797**	3,144
Other common stock	**2,321**	1,021
	45,426	73,687
Deductions		
Vested shares paid and cash withdrawals	**348,976**	328,337
	(303,550)	(254,650)
Net realized and unrealized depreciation in fair value of investments	**(79,547)**	(16,267)
Net decrease	**(383,097)**	(270,917)
Net assets available for benefits at beginning of year	**1,467,452**	1,738,369
Net assets available for benefits at end of year	**$ 1,084,355**	$ 1,467,452

2. Description of the Plan (continued)

Prior to October, 1998, upon a participant's termination or retirement, the entire amount of an employee's vested account in the Hardinge Profit Sharing Fund was credited to the Segregated Benefits accounts, a series of physically segregated retirement accounts held at and administered by Chemung Canal Trust Company, from which future benefits were paid. Such Segregated Benefit accounts are invested by the trustees on behalf of the retiree in Fund A, a fixed income fund; Fund B, Hardinge Stock; Fund D, Vanguard Index Fund; or Fund E, Brandywine Fund - a growth stock fund.

Under the employee stock ownership provisions (formerly Stock Fund C now included in the Hardinge Stock Fund), participants were allocated shares of Hardinge Inc. stock based on a point system. One point was earned for each year of service and every $100 of an employee's compensation up to $30,000. Shares were allocated to a participant's account based on the ratio of the participant's points earned to total points earned for all participants. The employee stock ownership plan ended in 1995, when the Company contribution repaid the remaining balance of a loan from the Plan in full.

The Company matches 25% of employee contributions up to 5% of employee pay. In addition, the Company may contribute a discretionary contribution to the Plan to be allocated among all participants. These contributions and any subsequent earnings are directed by the Company to the Hardinge Stock Fund. The allocation follows the same guidelines that were used under the former employee stock ownership plan, noted above, except that one point is earned for every $100 of a participant's compensation up to $35,000.

The principal amount of loans to participants must be between $1,000 and $50,000 and cannot exceed 50% of the participant's account balance. A participant may have multiple outstanding loans, provided that the total of the loans do not exceed 50% of the participant's account balance and the total of the loans do not exceed $50,000. The interest rate applied to the loans is determined by the Company at the time the loan agreement is made and is based on current rates on similar loans offered by local commercial banks. Interest rates on loans outstanding as of December 31, 2001 and 2000 ranged from 5.75% to 10.5% each year. The interest rate applied to a participant's loan will remain fixed for the life of the loan. Loans must be repaid within five years, except loans used to purchase a participant's principal residence which may be repaid over a time determined to be reasonable by the Plan's Loan Committee. The loan must be repaid by payroll deductions over the term of the loan. If a participant's employment terminates for any reason, the total balance of the loan will become due immediately.

2. Description of the Plan (continued)

The Plan allows employees to defer from 1% to 20% of their pretax salary to the 401(k) savings plan.

Prior to October 1998, the Plan sponsor maintained an agreement with Chemung Canal Trust Company (Trustee). Participants could allocate their contributions between Fixed Income Securities (Fund A), Hardinge Inc. common stock (Fund B), an Index Stock Fund (Fund D), or a Growth Stock Fund (Fund E).

Effective October 1, 1998, the Plan sponsor entered into an agreement with Citistreet Global Advisors (Trustee).

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. Should the Plan terminate, 100% of each participant's account shall vest irrevocably and be subsequently distributed.

Participants may refer to the Summary Plan Description for more complete information.

3. Investments

As discussed in Note 2, Plan assets for Segregated Benefits are held by a bank-administered trust fund. Assets for the remainder of the Plan are held at Citistreet Bank and Trust.

3. Investments (continued)

During 2001 and 2000, the Plan's investments (including investments bought and sold as well as held during the year) depreciated in fair value by ($5,312,936) and ($1,251,443), respectively, as follows:

	Net (Depreciation) Appreciation in Fair Value During the Year		Fair Value at End of Year	
	2001	**2000**	**2001**	**2000**
Fair value as determined by quoted market price:				
Common stocks and other investments	**$ (2,560,436)**	$ (2,151,598)	**$ 24,481,049**	$ 26,360,802
Common stock:				
Hardinge Inc., 530,244 and 556,036, respectively	**(2,752,500)**	900,155	**5,857,490**	8,832,970
	$ (5,312,936)	$ (1,251,443)	**$ 30,338,539**	$ 35,193,772

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2001	**2000**
Hardinge Inc. Common Stock	**$ 5,857,490**	$ 8,832,970
Hardinge Profit Sharing Fund	**2,516,787**	3,179,325
Stable Value Fund	**5,859,508**	5,686,590
SSGA Growth & Income Fund	**3,659,251**	3,928,229
SSGA S&P 500 Index Fund	**3,750,906**	4,339,296
Janus Balanced Fund	**1,792,787**	1,822,626
Franklin Small Cap	**1,921,139**	2,299,799

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 7, 2000 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

All fees for administrative services and legal expenses are paid by the Company.

6. Subsequent Event

Effective July 2002, the Company will suspend their matching contributions to the Plan.

Supplemental Schedule

Hardinge Inc. Savings Plan
EIN: 16-0470200
Plan #: 002
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

Principal or Shares	Description	Cost	Market Value
Common Stock:			
	Segregated Benefits - Fund B		
5,193	Shares of Hardinge Inc. Common Stock*	$ 85,963	$ 49,593
	Segregated Benefits – Fund D		
Mutual Funds:			
1,183.579	Vanguard Index Trust "500 Portfolio"	$ 90,166	$ 125,329
	Segregated Benefits – Fund E		
2,720.653	Brandywine Fund	$ 85,605	$ 63,527
	Savings Plan – Franklin Small Cap Fund		
61,634.229	Franklin Small Cap Fund	$ 2,484,651	$ 1,921,139
	Savings Plan – Janus Overseas Fund		
78,249.452	Janus Overseas Fund	$ 2,332,049	$ 1,588,464
	Savings Plan – Janus Balanced Fund		
91,328.925	Janus Balanced Fund	$ 1,910,172	$ 1,792,787

* indicates a party-in-interest

Hardinge Inc. Savings Plan
EIN: 16-0470200
Plan #: 002
Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Principal or Shares	Description	Cost	Market Value
Mutual Funds: (continued)			
	Savings Plan – Fidelity Advisor Equity Fund		
1,152.563	Fidelity Advisor Equity Fund	$ 67,052	$ 56,118
	Savings Plan – Putnam New Opportunities Fund		
4,072.543	Putnam New Opportunities Fund	$ 211,493	$ 166,893
	Savings Plan – Hardinge Profit Sharing Fund		
174,961.913	Hardinge Profit Sharing Fund	$ 2,547,916	$ 2,516,787
	Savings Plan - Stable Value Fund		
4,019,749.304	Stable Value Fund	$ 5,155,463	$ 5,859,508
	Savings Plan - Pimco Total Return Fund		
103,854.412	Pimco Total Return Fund	$ 1,095,232	$ 1,086,317
	Savings Plan - SSGA Growth & Income		
184,438.079	SSGA Growth & Income Fund	$ 3,887,659	$ 3,659,251
	Savings Plan -SSGA S&P 500 Index Fund		
198,250.841	SSGA S&P 500 Index Fund	$ 4,329,185	$ 3,750,906

Hardinge Inc. Savings Plan
EIN: 16-0470200
Plan #: 002
Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Principal or Shares	Description	Cost	Market Value
	Savings Plan - SSGA Small Cap Fund		
37,324.275	SSGA Small Cap Fund	$ 734,878	$ 775,225
	Savings Plan - Scudder Growth & Income		
48,487.697	Scudder Growth & Income Fund	$ 1,269,663	$ 1,021,151
	Savings Plan – Vanguard Growth Equity Fund		
10,129.401	Vanguard Growth Equity Fund	$ 124,204	$ 97,647
Common Stock:			
	Savings Plan - Hardinge Stock Fund*		
525,051.325	Units of Hardinge Inc. Common Stock	$ 6,339,302	$ 5,807,897
Other:			
	Savings Plan - Loan Fund		
	Loans receivable from participants (lowest interest rate 5.75%; highest interest rate 10.5%)	$ -	$ 907,403

* indicates a party-in-interest

Exhibit 23(a)

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Savings Plan of our report dated April 29, 2002 with respect to the financial statements and schedule of the Hardinge Inc. Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

June 27, 2002
Buffalo, New York

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. SAVINGS PLAN
(Name of Plan)

June 28, 2002
Date

By: Douglas C. Tifft
Douglas C. Tifft
Member
Hardinge Inc. Savings Plan Committee